Exhibit 99.3

China Yuchai Announces Board Change

SINGAPORE, July 6, 2023/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) today announced that Mr. Ho Raymond Chi-Keung will not seek re-election at the forthcoming Annual General Meeting of the Company to be held on August 7, 2023 (the “Meeting”) due to personal reasons. In accordance with Bye-law 4(2) of the Bye-laws of the Company, Mr. Ho will retire as a Director of the Company, upon the conclusion of the Meeting. Following his retirement, Mr. Ho will step down as a member of the Audit Committee and the Remuneration Committee of the Company.

Mr. Ho had served on the Board of Directors of the Company from 2004 to 2006, and was re-appointed in 2013. He confirmed that there were no disputes or conflicts with the Board or the Company regarding any aspect of the Company’s accounting, operations, policies, or practices.

The Board of Directors of the Company would like to record its appreciation to Mr. Ho for his dedicated service and valuable contributions to the Company during his tenure. With Mr. Ho’s retirement, the Board will comprise nine members of which three are independent directors with effect from August 7, 2023.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2022, GYMCL sold 321,256 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com